6711 Columbia Gateway Drive, Suite 300
Columbia, Maryland 21046-2104
Telephone 443-285-5400
Facsimile 443-285-7650
www.copt.com
NYSE: OFC

Ms. Jaime G. John

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

July 31, 2015

Re:                                                                 Corporate Office Properties Trust

Form 10-K for the fiscal year ended December 31, 2014

Filed February 18, 2015

File No. 1-14023

Corporate Office Properties, L.P.

Form 10-K for the fiscal year ended December 31, 2014

Filed February 18, 2015

File No. 333-189188

Dear Ms. John:

Corporate Office Properties Trust (“COPT”) and Corporate Office Properties, L.P. (“COPLP”) are writing in response to the letter dated July 21, 2015 received from the Staff of the Securities and Exchange Commission (the “Commission”) regarding COPT’s and COPLP’s Annual Reports on Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K” or the “filing”). Our responses to the Staff’s comments appearing in the letter are set forth below. For reference, the Staff’s comments, set forth in bold font, precede the Company’s responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 50

1.              Given that you indicate that Basic FFO represents FFO available to common share and common unit holders, in future periodic filings revise Basic and Diluted FFO in your reconciliation on page 52 to clearly label this measure.

Response: We will clearly label those measures in future filings.

Item 8. Financial Statements and Supplementary Data

Note 17 — Operating Leases, page F-47

2.              We note your disclosure on page 34 that the majority of your leases with the United States Government consist of a series of one-year renewal options or provide for early termination rights. Please tell us how these leases are reflected in your table on page F-47 of gross minimum future rentals on noncancelable leases and tell us the percentage of each amount in the table that includes such leases.

Response:  Our disclosure of gross minimum future rentals in the table on page F-47 includes rents from our leases with the United States Government when we conclude that the exercise of these renewal options is reasonably assured.  Rents from these leases comprise the following percentages of each amount in the table:

2015	18%
2016	19%
2017	20%
2018	18%
2019	19%
Thereafter	27%

In connection with our response to the Staff’s comments, COPT and COPLP acknowledge that:

•                  COPT and COPLP are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  COPT and COPLP may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of the above matters in greater detail, please contact Gregory Thor, Senior Vice President, Controller and Chief Accounting Officer, at (443) 285-5475 or you may reach me at (443) 285-5502.

Sincerely,

/s/ Anthony Mifsud

Anthony Mifsud
Executive Vice President and Chief Financial Officer

cc:                                                                    Lorilynn Monty, Audit Partner, PricewaterhouseCoopers LLP

Justin W. Chairman, Partner, Morgan, Lewis & Bockius LLP

Gregory J. Thor, Senior Vice President, Chief Accounting Officer